October 22, 2012	TSX - HNC

Hard Creek Nickel Corporation
Announces Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces a non-brokered Private Placement of up to Ten Million Units at a price of $0.06 per unit for gross proceeds of up to Cdn. $600,000.00.

Each unit will consist of one share and one share purchase warrant. Each warrant is exercisable at $0.08 for three (3) years from the date of closing of the transaction.

In addition, a portion of the private placement may be subject to finder’s fees of 6%, payable in cash.

Proceeds of the private placement will be used for general working capital.

The private placement is subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com